February 8, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Attention: H. Roger Schwall

Re:	Stone Energy Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 3, 2011 File No. 1-12074

Dear Mr. Schwall:

Set forth below are the responses of Stone Energy Corporation, a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 17, 2011, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Commission on March 3, 2011.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Risk Factors, page 9

Our industry experiences numerous operating risks, page 14

1.	We note your responses to the comment 1 in our letter dated October 13, 2011. Please explain the basis for your opinion that the operational and financial risks associated with your hydraulic fracturing activities are not material.

Response: Management for the Company has reviewed the Company’s current disclosures, and in its opinion, believes the Company’s current disclosures regarding its hydraulic

Securities and Exchange Commission February 8, 2012 Page 2

fracturing operations are appropriate. The Company has not experienced any loss of control on a hydraulic fracturing job or any reportable releases of well fluids during the performance of a hydraulic fracturing job. The Company has not received any reports of impacts to surface water, potable aquifers or natural resources as a result of performance of hydraulic fracturing. To management’s knowledge, the Company has not received or been issued any notices of violation or citations related to environmental concerns arising from our hydraulic fracturing activities. Further, to management’s knowledge, there are no outstanding claims or suits related to environmental contamination arising from our hydraulic fracturing activities. Finally, while management is not aware of any incidents or liabilities arising from the Company’s hydraulic fracturing activities, we believe that the Company employs appropriate safeguards to protect against such incidents or liabilities occurring in the future and that the Company is prepared to respond promptly to minimize any liability should such an incident occur.

As noted, management has reviewed the Company’s current disclosures, and in its opinion, believes the Company’s current disclosures regarding its hydraulic fracturing operations are appropriate. However, in our 2011 Form 10-K we will expand our risk factor disclosure under “Our industry experiences numerous operating risks” to include the following:

“We are also involved in drilling operations that utilize hydraulic fracturing, which may potentially present additional operational and environmental risks.”

Closing Comments

In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (337) 237-0410.

Sincerely,

STONE ENERGY CORPORATION

By:	/s/ Kenneth H. Beer
Kenneth H. Beer Executive Vice President and Chief Financial Officer